Exhibit I

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Current Text	Proposed Text	Text with revision marks
SECTION 25. The corporate body contemplated in the paragraph above shall supervise the Company to the extent provided under the Commercial Companies Law.	SECTION 25. The corporate body contemplated in the paragraph above shall supervise the Company to the extent provided under Law 19550, as amended. The Supervisory Committee shall be composed of three (3) regular members and three (3) alternate members, and the remuneration of its members shall be determined by the Shareholders’ Meeting. Regular members of the Supervisory Committee shall be replaced in the event of impediment or absence by any designated alternate member. The Supervisory Committee shall meet at least every three months and shall hold meetings and adopt resolutions with the presence and affirmative vote of at least two (2) of its members. The meetings of the Supervisory Committee may be held in person or remotely with its members communicated among each other through any means allowing simultaneous sound, image and word transmission such as video conferences or any similar tools, pursuant to the rules and regulations of the Comisión Nacional de Valores. When meetings are held remotely, free accessibility and participation with voice and vote of all members must be guaranteed, leaving a record in the minutes of those who participated remotely and the regularity of the decisions adopted. The resolutions shall be transcribed in the corresponding book of minutes and must be signed within five (5) business days of the meeting.	SECTION 25. The corporate body contemplated in the paragraph above shall supervise the Company to the extent provided under ~~the Commercial Companies~~ Law 19550, as amended. The Supervisory Committee shall be composed of three (3) regular members and three (3) alternate members, and the remuneration of its members shall be determined by the Shareholders’ Meeting. Regular members of the Supervisory Committee shall be replaced in the event of impediment or absence by any designated alternate member. The Supervisory Committee shall meet at least every three months and shall hold meetings and adopt resolutions with the presence and affirmative vote of at least two (2) of its members. The meetings of the Supervisory Committee may be held in person or remotely with its members communicated among each other through any means allowing simultaneous sound, image and word transmission such as video conferences or any similar tools, pursuant to the rules and regulations of the Comisión Nacional de Valores. When meetings are held remotely, free accessibility and participation with voice and vote of all members must be guaranteed, leaving a record in the minutes of those who participated remotely and the regularity of the decisions adopted. The resolutions shall be transcribed in the corresponding book of minutes and must be signed within five (5) business days of the meeting.
SECTION 26. The Meetings shall be Ordinary or Special, according to the business to be transacted, and according to the competence in each case provided under the legal rules in effect. The annual Ordinary Meeting shall be held to the purposes established under Law 19550, as amended, and by the rules of Comisión Nacional de Valores, within four months after the close the fiscal year. Likewise, a meeting shall be held upon request of each Board of Directors, the Supervisory Committee or shareholders representing at least five	SECTION 26. The Meetings shall be Ordinary or Special, according to the business to be transacted, and according to the competence in each case provided under the legal rules in effect. The annual Ordinary Meeting shall be held to the purposes established under Law 19550, as amended, and by the rules of Comisión Nacional de Valores, within four months after the close the fiscal year. Likewise, a meeting shall be held upon request of each Board of Directors, the Supervisory Committee or shareholders representing at least five	SECTION 26. The Meetings shall be Ordinary or Special, according to the business to be transacted, and according to the competence in each case provided under the legal rules in effect. The annual Ordinary Meeting shall be held to the purposes established under Law 19550, as amended, and by the rules of Comisión Nacional de Valores, within four months after the close the fiscal year. Likewise, a meeting shall be held upon request of each Board of Directors, the Supervisory Committee or shareholders representing at least five

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

percent (5%) of the capital stock, whenever they deem it appropriate.	percent (5%) of the capital stock, whenever they deem it appropriate. The Meetings may be held with their participants present or remotely, communicated with each other by means of simultaneous transmission of sound, images and words such as videoconferences or any other similar tools, and must guarantee, in all cases, the equal treatment of the participants and the participation in person by the shareholders who so decide. When the Meetings are held with remote participation, the following minimum requirements must be guaranteed and/or those that the regulations in force provide at the time of holding the Meeting: 1) free access to meetings and participation, with the right to speak and vote, for all shareholders who have duly proved their identity; 2) notice of the Meeting and its communication through the applicable legal and statutory means, shall clearly and simply state the means of communication chosen to hold the Meeting, the way to access that shall allow such remote participation, and such notice of meeting may be sent by e-mail from the Company’s e-mail address to the electronic address established for this purpose by each shareholder, without prejudice to the official notices that must be made as well; 3) record in the minutes of the meeting the persons who attended the meeting, the place where they were at that time and the capacity in which they participated in the meeting held remotely; 4) ensure access to the recording of the meeting in digital format from its registered office for a period of five (5) years, which recording must be available to the Comisión Nacional de Valores and to any shareholder who requests it; 5) the minutes of the meetings held as described above, shall be transcribed in the corresponding corporate book and signed, within five (5) business days, by the Chairman, by the shareholders designated for that purpose and a representative of the supervisory committee; 6) the supervisory committee must: (i) exercise its powers during all stages of the meeting, (ii)	percent (5%) of the capital stock, whenever they deem it appropriate. The Meetings may be held with their participants present or remotely, communicated with each other by means of simultaneous transmission of sound, images and words such as videoconferences or any other similar tools, and must guarantee, in all cases, the equal treatment of the participants and the participation in person by the shareholders who so decide. When the Meetings are held with remote participation, the following minimum requirements must be guaranteed and/or those that the regulations in force provide at the time of holding the Meeting: 1) free access to meetings and participation, with the right to speak and vote, for all shareholders who have duly proved their identity; 2) notice of the Meeting and its communication through the applicable legal and statutory means, shall clearly and simply state the means of communication chosen to hold the Meeting, the way to access that shall allow such remote participation, and such notice of meeting may be sent by e-mail from the Company’s e-mail address to the electronic address established for this purpose by each shareholder, without prejudice to the official notices that must be made as well; 3) record in the minutes of the meeting the persons who attended the meeting, the place where they were at that time and the capacity in which they participated in the meeting held remotely; 4) ensure access to the recording of the meeting in digital format from its registered office for a period of five (5) years, which recording must be available to the Comisión Nacional de Valores and to any shareholder who requests it; 5) the minutes of the meetings held as described above, shall be transcribed in the corresponding corporate book and signed, within five (5) business days, by the Chairman, by the shareholders designated for that purpose and a representative of the supervisory committee; 6) the supervisory committee must: (i) exercise its powers during all stages of the meeting, (ii)

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

	verify that all shareholders present can exercise their right to speak and vote throughout the course of the meeting, (iii) record the regularity of the decisions adopted in accordance with legal, regulatory and statutory provisions in force, particularly meeting the minimum requirements provided for in the rules of Comision Nacional de Valores for the holding of remote meetings. The powers of the supervisory committee may be exercised by one of its members acting on its behalf.	verify that all shareholders present can exercise their right to speak and vote throughout the course of the meeting, (iii) record the regularity of the decisions adopted in accordance with legal, regulatory and statutory provisions in force, particularly meeting the minimum requirements provided for in the rules of Comision Nacional de Valores for the holding of remote meetings. The powers of the supervisory committee may be exercised by one of its members acting on its behalf
SECTION 28. The resolutions of the ordinary and special meetings, on a first or second call, shall be adopted by an absolute majority of the votes present. In special assumptions, the majorities required shall be the requisite statutory majorities.	SECTION 28. The resolutions of the ordinary and special meetings, on a first or second call, shall be adopted by an absolute majority vote. For the purposes of quorum and majorities, both the shareholders present in person and those who participate remotely will be computed.	SECTION 28. The resolutions of the ordinary and special meetings, on a first or second call, shall be adopted by an absolute majority ~~of the~~ vote~~s present~~. For the purposes of quorum and majorities, both the shareholders present in person and those who participate remotely will be computed.
SECTION 31. Shareholders may be represented at Meetings through a power of attorney passed into a private instrument, whose signatures shall be duly authenticated by any court, notarial or bank authority. Shareholders or its representatives shall affix their signatures in the Book of Attendance provided to that end. The minute of the Meeting that shall summarize the representations and resolutions resulting from the agenda discussed shall be prepared and signed by the Chairman, and the associates appointed to the effect. The Ordinary Shareholders’ Meeting shall be held at the date fixed by the Board of Directors or by whoever is authorized to convene it. The meeting shall discuss all subjects listed under Law 19550, as amended. The Meeting shall also be informed about the ongoing business of the Company, and the principal politics and main projects in the fiscal year, accounting criteria, and rules followed in the preparation of the financial information. The Special Shareholders’ Meeting shall be entrusted the treatment of the items described under Law 19550, as amended. The Special Shareholders’ Meetings shall be held exclusively to consider those matters with effects on the shareholders of the	SECTION 31. Shareholders may be represented at Meetings through a power of attorney passed into a private instrument, whose signatures shall be duly authenticated by any court, notarial or bank authority. Shareholders or its representatives shall affix their signatures in the Book of Attendance provided to that end. Those shareholders or representatives who participate remotely must be recorded in the Attendance Book, who will be exempt from signing it, and the President and a representative of the Supervisory Committee must certify with their signature the presence of such shareholders or representatives who participated remotely. The minute of the Meeting that shall summarize the representations and resolutions resulting from the agenda discussed at the Meeting shall be prepared and signed by the Chairman, the shareholders appointed to the effect and the representative of the Supervisory Committee. The Ordinary Shareholders’ Meeting shall be held at the date fixed by the Board of Directors or by whoever is authorized to convene it. The meeting shall discuss all subjects listed under Law 19550, as amended. The Meeting shall also be informed about the ongoing business of the Company, and the	SECTION 31. Shareholders may be represented at Meetings through a power of attorney passed into a private instrument, whose signatures shall be duly authenticated by any court, notarial or bank authority. Shareholders or its representatives shall affix their signatures in the Book of Attendance provided to that end. Those shareholders or representatives who participate remotely must be recorded in the Attendance Book, who will be exempt from signing it, and the President and a representative of the Supervisory Committee must certify with their signature the presence of such shareholders or representatives who participated remotely. The minute of the Meeting that shall summarize the representations and resolutions resulting from the agenda discussed at the Meeting shall be prepared and signed by the Chairman, ~~and~~ the ~~associates~~ shareholders appointed to the effect and the representative of the Supervisory Committee. The Ordinary Shareholders’ Meeting shall be held at the date fixed by the Board of Directors or by whoever is authorized to convene it. The meeting shall discuss all subjects listed under Law 19550, as amended. The Meeting shall also be informed about the ongoing business of the

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

relevant class of shares. Any amendments to the Bylaws approved by the Special Shareholders’ Meeting shall be subject to the controlling agencies’ approval.	principal politics and main projects in the fiscal year, accounting criteria, and rules followed in the preparation of the financial information. The Special Shareholders’ Meeting shall be entrusted the treatment of the items described under Law 19550, as amended. The Special Shareholders’ Meetings shall be held exclusively to consider those matters with effects on the shareholders of the relevant class of shares. Any amendments to the Bylaws approved by the Special Shareholders’ Meeting shall be subject to the controlling agencies’ approval	Company, and the principal politics and main projects in the fiscal year, accounting criteria, and rules followed in the preparation of the financial information. The Special Shareholders’ Meeting shall be entrusted the treatment of the items described under Law 19550, as amended. The Special Shareholders’ Meetings shall be held exclusively to consider those matters with effects on the shareholders of the relevant class of shares. Any amendments to the Bylaws approved by the Special Shareholders’ Meeting shall be subject to the controlling agencies’ approval.